UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.    )1

Immersion Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

452521107

(CUSIP Number)

ERIC SINGER

VIEX CAPITAL ADVISORS, LLC

150 East 52nd Street, 3rd Floor

New York, New York 10022

(212) 752-5750

COPIES TO:

Jeffrey Kochian, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452521107

1	NAME OF REPORTING PERSONS VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,235,371**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,235,371**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,235,371**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

** Includes 62,800 Shares underlying call options currently exercisable as further described in Item 6.

CUSIP No. 452521107

1	NAME OF REPORTING PERSONS VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,011,869*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,011,869*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,011,869*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON PN

* Includes 608,100 Shares underlying call options currently exercisable as further described in Item 6.

CUSIP No. 452521107

1	NAME OF REPORTING PERSONS VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,235,371*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,235,371*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,235,371*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON OO

* Includes 62,800 Shares underlying call options currently exercisable as further described in Item 6.

CUSIP No. 452521107

1	NAME OF REPORTING PERSONS VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,011,869*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,011,869*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,011,869*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

* Includes 608,100 Shares underlying call options currently exercisable as further described in Item 6.

CUSIP No. 452521107

1	NAME OF REPORTING PERSONS VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,247,240*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,247,240*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,247,240*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IA

* Includes 670,900 Shares underlying call options currently exercisable as further described in Item 6.

CUSIP No. 452521107

1	NAME OF REPORTING PERSONS Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,247,240*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,247,240*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,247,240*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IN

* Includes 670,900 Shares underlying call options currently exercisable as further described in Item 6.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1.     Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Shares”), of Immersion Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 50 Rio Robles, San Jose, California 95134.

Item 2.     Identity and Background.

(a)    This statement is filed by:

(i)

VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership, with respect to the Shares directly and beneficially owned by it;

(ii)	VIEX Special Opportunities Fund II, LP (“VSO II”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;

(iii)	VIEX GP, LLC (“VIEX GP”), a Delaware limited liability company, as the general partner of Series One;

(iv)	VIEX Special Opportunities GP II, LLC (“VSO GP II”), a Delaware limited liability company, as the general partner of VSO II;

(v)	VIEX Capital Advisors, LLC (“VIEX Capital”), a Delaware limited liability company, as the investment manager of each of Series One and VSO II; and

(vi)	Eric Singer, as managing member of each of VIEX GP, VSO GP II, and VIEX Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)    The address of the principal office of each of Series One, VSO II, VIEX GP, VSO GP II, VIEX Capital and Mr. Singer is 150 East 52nd Street, 3rd Floor, New York, New York 10022.

(c)    The principal business of Series One and VSO II is investing in securities. The principal business of VIEX GP is acting as the general partner of Series One. The principal business of VSO GP II is acting as the general partner of VSO II. The principal business of VIEX Capital is serving as the investment manager to Series One and VSO II. The principal occupation of Mr. Singer is serving as the managing member of each of VIEX GP, VSO GP II and VIEX Capital.

(d)    No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Each of Series One, VSO II, VIEX GP, VSO GP II and VIEX Capital is organized under the laws of the State of Delaware. Mr. Singer is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A or elsewhere in this Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 1,172,571 Shares beneficially owned by Series One is approximately $10,802,751, including brokerage commissions. The aggregate purchase price of the 62,800 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by Series One is approximately $264,388, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A or elsewhere in this Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 1,403,769 Shares beneficially owned by VSO II is approximately $12,298,225.15, including brokerage commissions. The aggregate purchase price of the 608,100 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by VSO II is approximately $2,889,302, including brokerage commissions.

Item 4.     Purpose of the Transaction.

The Reporting Persons believe that the Shares are materially undervalued. The Reporting Persons acknowledge recent management changes and licensing agreements with both Sony and Samsung as positive developments; however, in order for the full value of the Shares to be realized, significant and immediate improvements to the Issuer’s corporate governance, cost structure and capital allocation are required. In particular, the Reporting Persons believe that direct stockholder representation on the Issuer’s Board of Directors (the “Board”) is essential to maximizing stockholder value.

The Reporting Persons expect that the recent Samsung and Sony licensing agreements will result in significant top line revenue growth into 2020 and going forward. The Reporting Persons believe it is urgently necessary for the Issuer’s management to adopt an operating model that rewards shareholders with meaningful operating income as a percentage of revenue and that the Issuer’s management should articulate such an operating model to shareholders in the near-term.

The Reporting Persons believe that there is a dual path to value creation, both organic and inorganic, and that stockholders’ interests will be best served with the right Board constitution to ensure that capital allocation, expenses, target operating income and the pursuit of strategic opportunities are appropriately overseen to fully maximize value. Because the Reporting Persons believe the current Board does not have the skill set necessary to appropriately manage the Issuer, the Reporting Persons have voted against the independent directors proposed on the slate for the upcoming annual meeting of stockholders.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer, industry participants and others about the Issuer and the Reporting Persons’ investment and potential strategic alternatives for the Issuer, making proposals to the Issuer concerning changes to the capitalization, ownership structure, potential strategic alternatives, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.     Interest in Securities of the Issuer.

The aggregate percentage of Shares reported as beneficially owned by each Reporting Person is based upon 31,553,719 Shares outstanding, which is the total number of Shares outstanding as of May 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2019.

A.	Series One

(a)	As of the close of business on June 3, 2019, Series One beneficially owned 1,235,371 Shares*.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,235,371*

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,235,371*

(c)	The transactions in the Shares by Series One during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

*Includes 62,800 Shares underlying call options currently exercisable.

B.	VSO II

(a)	As of the close of business on June 3, 2019, VSO II beneficially owned 2,011,869 Shares*.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,011,869*

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,011,869*

(c)	The transactions in the Shares by VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

*Includes 608,100 Shares underlying call options currently exercisable.

C.	VIEX GP

(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 1,235,371 Shares* beneficially owned by Series One.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,235,371*

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,235,371*

(c)

VIEX GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Series One during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

*Includes 62,800 Shares underlying call options currently exercisable.

D.	VSO GP II

(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 2,011,869 Shares* beneficially owned by VSO II.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,011,869*

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,011,869*

(c)

VSO GP II has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

*Includes 608,100 Shares underlying call options currently exercisable.

E.	VIEX Capital

(a)

VIEX Capital, as the investment manager of Series One and VSO II, may be deemed the beneficial owner of the (i) 1,235,371 Shares beneficially owned by Series One and (ii) 2,011,869 Shares beneficially owned by VSO II.

Percentage: Approximately 10.3%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 3,247,240*

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 3,247,240*

(c)

VIEX Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the shares on behalf of each of Series One and VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

*Includes 670,900 Shares underlying call options currently exercisable.

F.	Eric Singer

(a)

Mr. Singer, as the managing member of VIEX GP, VSO GP II and VIEX Capital, may be deemed the beneficial owner of the (i) 1,235,371 Shares beneficially owned by Series One and (ii) 2,011,869 Shares beneficially owned by VSO II.

Percentage: Approximately 10.3%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 3,247,240*

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 3,247,240*

(c)

Mr. Singer has not entered into any transactions in the Shares during the past 60 days. The transactions in the shares on behalf of each of Series One and VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

*Includes 670,900 Shares underlying call options currently exercisable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Series One has purchased in over-the-counter market American-style call options referencing an aggregate of 62,800 Shares, which have an exercise price of $5.00 and expire on August 16, 2019.

VSO II purchased in the over-the-counter market American-style call options referencing an aggregate of 126,800 Shares, which had an exercise price of $5.00 and expired on May 17, 2019. 126,800 Shares were delivered to VSO II upon the exercise of such options pursuant to their terms as further described in Schedule A hereto, which is incorporated by reference herein. In addition, VSO II has purchased in the over-the-counter market American-style call options referencing an aggregate of 154,400 Shares, which have an exercise price of $5.00 and expire on August 16, 2019. Further, VSO II has purchased in the over-the-counter market American-style call options referencing an aggregate of 220,500 Shares and 233,200 Shares, which have an exercise price of $2.50 and $5.00, respectively, and each of which expires on November 15, 2019.

VSO II has sold in the over-the-counter market American-style put options referencing an aggregate of 100,000 Shares, which have an exercise price of $10.00, and which expire on August 16, 2019. In addition, VSO II has sold in the over-the-counter market American-style put options referencing an aggregate of 310,600 Shares and 200,000 Shares, which have an exercise price of $10.00 and $7.50, respectively, and each of which expire on November 15, 2019.

On June 4, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.     Materials to be Filed as Exhibits.

99.1

Joint Filing Agreement by and among VIEX Opportunities Fund, LP – Series One, VIEX Special Opportunities Fund II, LP, VIEX GP, LLC, VIEX Special Opportunities GP II, LLC, VIEX Capital Advisors, LLC and Eric Singer, dated June 4, 2019.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2019

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX OPPORTUNITIES FUND, LP – SERIES ONE

Purchase of Common Stock	70,960	9.4102	05/02/2019
Sale of Common Stock	(21,640)	10.5498	05/09/2019
Purchase of Common Stock	6,561	8.8612	05/13/2019
Sale of Common Stock	(356)	11.1581	05/13/2019
Purchase of Common Stock	43,080	8.4387	05/14/2019
Sale of Common Stock	(8,786)	10.5893	05/14/2019
Purchase of Common Stock	45,345	7.7486	05/20/2019
Purchase of Common Stock	11,967	7.9965	05/21/2019
Purchase of Common Stock	48,572	7.9413	05/22/2019
Purchase of Common Stock	83,567	7.7596	05/23/2019
Purchase of Common Stock	3,846	7.8959	05/29/2019
Purchase of Common Stock	52,653	8.00	05/29/2019

VIEX SPECIAL OPPORTUNITIES FUND II, LP

Purchase of August 2019 Put Option ($7.50 Strike Price) to close out position	1,000	0.4500	04/10/2019
Purchase of August 2019 Put Option ($7.50 Strike Price) to close out position	602	0.4500	04/11/2019
Purchase of Common Stock	110,136	8.9360	04/12/2019
Purchase of August 2019 Put Option ($10.00 Strike Price) to close out position	1,000	1.7150	04/12/2019
Purchase of November 2019 Call Option ($2.50 Strike Price)	500	4.0000	04/12/2019
Purchase of Common Stock	3,600	8.9069	04/15/2019
Purchase of Common Stock	2,382	8.8877	04/15/2019
Purchase of November 2019 Call Option ($5.00 Strike Price)	200	4.3000	04/15/2019

Purchase of November 2019 Call Option ($7.50 Strike Price)	151	2.2997	04/15/2019
Purchase of August 2019 Put Option ($10.00 Strike Price) to close out position	50	1.6000	04/16/2019
Purchase of Common Stock	23,000	9.1991	04/17/2019
Sale of May 2019 Call Option ($10.00 Strike Price)	(670)	0.3002	04/17/2019
Purchase of August 2019 Call Option ($7.50 Strike Price)	500	2.2000	04/17/2019
Purchase of August 2019 Put Option ($10.00 Strike Price) to close out position	650	1.5500	04/17/2019
Purchase of August 2019 Put Option ($7.50 Strike Price) to close out position	398	0.4500	04/17/2019
Purchase of August 2019 Put Option ($10.00 Strike Price) to close out position	550	1.5500	04/18/2019
Purchase of November 2019 Put Option ($7.50 Strike Price) to close out position	500	0.6500	04/18/2019
Purchase of Common Stock	10,000	9.2500	04/22/2019
Sale of May 2019 Call Option ($10.00 Strike Price)	(350)	0.3714	04/22/2019
Purchase of August 2019 Put Option ($10.00 Strike Price) to close out position	2,042	1.5245	04/22/2019
Purchase of November 2019 Put Option ($7.50 Strike Price) to close out position	500	0.6500	04/22/2019
Purchase of Common Stock	151,648	9.7335	04/23/2019
Sale of May 2019 Call Option ($10.00 Strike Price)	(380)	0.4908	04/23/2019
Sale of August 2019 Call Option ($10.00 Strike Price)	(702)	1.1497	04/23/2019
Purchase of August 2019 Put Option ($10.00 Strike Price) to close out position	14,425	1.4477	04/23/2019
Purchase of Common Stock	27,765	9.3341	04/24/2019

Sale of August 2019 Call Option ($10.00 Strike Price)	(300)	0.9500	04/24/2019
Purchase of Common Stock	21,100	9.2784	04/25/2019
Purchase of Common Stock	10,947	9.1020	04/26/2019
Sale of August 2019 Call Option ($10.00 Strike Price)	(1)	0.9000	04/26/2019
Purchase of Common Stock	840	8.9736	04/29/2019
Purchase of Common Stock	100	9.1200	04/30/2019
Purchase of August 2019 Call Option ($5.00 Strike Price)	1,172	4.3635	04/30/2019
Purchase of Common Stock	61,845	9.5437	05/03/2019
Sale of August 2019 Call Option ($10.00 Strike Price)	(5)	1.0000	05/03/2019
Purchase of Common Stock	17,081	9.4397	05/06/2019
Sale of Common Stock	(48,141)	10.4367	05/07/2019
Sale of August 2019 Call Option ($10.00 Strike Price)	(1,000)	1.4300	05/07/2019
Sale of August 2019 Call Option ($7.50 Strike Price)	(500)	3.0000	05/07/2019
Sale of November 2019 Call Option ($7.50 Strike Price)	(151)	3.3000	05/07/2019
Sale of August 2019 Call Option ($10.00 Strike Price)	(503)	1.5000	05/08/2019
Sale of Common Stock	(23,570)	10.5498	05/09/2019
Sale of August 2019 Call Option ($10.00 Strike Price)	(350)	1.6357	05/09/2019
Sale of August 2019 Call Option ($10.00 Strike Price)	(139)	1.5000	05/10/2019
Purchase of Common Stock	7,145	8.8612	05/13/2019
Sale of Common Stock	(387)	11.1581	05/13/2019
Sale of November 2019 Put Option ($10.00 Strike Price)	(1,000)	2.0500	05/13/2019

Purchase of Common Stock	46,920	8.4387	05/14/2019
Sale of Common Stock	(9,570)	10.5893	05/14/2019
Sale of August 2019 Put Option ($10.00 Strike Price)	(1,000)	1.8000	05/14/2019
Sale of November 2019 Put Option ($10.00 Strike Price)	(1,106)	1.9596	05/14/2019
Delivery of Common Stock Upon Exercise of May 2019 Call Option ($5.00 Strike Price)	126,800	5.0000	05/17/2019
Sale of November 2019 Put Option ($7.50 Strike Price)	(2,000)	0.7500	05/17/2019
Purchase of Common Stock	49,388	7.7486	05/20/2019
Purchase of Common Stock	13,033	7.9965	05/21/2019
Sale of November 2019 Put Option ($10.00 Strike Price)	(1,000)	2.2000	05/21/2019
Purchase of Common Stock	52,901	7.9413	05/22/2019
Purchase of Common Stock	90,894	7.7596	05/23/2019
Sale of November 2019 Put Option ($7.50 Strike Price)	(1,000)	0.8500	05/24/2019
Purchase of Common Stock	4,188	7.8959	05/29/2019
Purchase of Common Stock	57,347	8.00	05/29/2019